EXHIBIT 20.3
                                                                    ------------


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

1.   ADVISORIES

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A") IS INTENDED TO PROVIDE BOTH AN HISTORICAL AND PROSPECTIVE VIEW OF OUR ACTIVITIES. THE MD&A WAS PREPARED AS AT MARCH 23, 2007, AND SHOULD BE READ IN CONJUNCTION WITH THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE YEAR ENDED DECEMBER 31, 2006. THE CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP"). A RECONCILIATION TO U.S. GAAP IS INCLUDED IN NOTE 20 TO THE CONSOLIDATED FINANCIAL STATEMENTS.

ADDITIONAL ADVISORIES WITH RESPECT TO FORWARD LOOKING STATEMENTS, THE USE OF NON-GAAP FINANCIAL MEASURES, AND THE USE OF BOE VOLUMETRIC MEASURES ARE SET OUT AT THE END OF THIS MD&A.

2.   CORPORATE OVERVIEW & STRATEGY

Compton Petroleum Corporation is an independent, public company actively engaged in the exploration for and development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our activities are concentrated in three core geographic areas, primarily in the province of Alberta, in the Western Canada Sedimentary Basin. Our growth and reserve base results predominantly from our exploration and development drilling programs.

Our objective has been and remains that of building an exploration and development company capable of delivering sustainable long term growth. Management has adhered to a consistent strategy in pursuing this objective, including:

o    concentrating  activities  in a limited  number of core areas;

o focusing on unconventional long life natural gas reserves in large resource plays;

o    pursuing   growth  through  the  drill  bit,   complemented   by  strategic
     acquisitions;

o    controlling infrastructure and operatorship;  and

o    maintaining financial flexibility.

3.   RESULTS OF OPERATIONS

A.   2006 SUMMARY

o    Drilled 342 gross (274 net) wells with a 94% success  rate.

o Achieved annual average production of 33,187 boe/d, a 13% increase from 2005.

o Generated cash flow from operations of $256.3 million, or $1.92 per diluted share.

o    Operating earnings for the year were $65.2 million.

o    Net earnings for the year were $127.4 million.

B.   CASH FLOW FROM OPERATIONS AND NET EARNINGS

--------------------------------------------------------------------------------
Years ended December 31,                     2006          2005         2004
--------------------------------------------------------------------------------
Cash flow from operations (1) ($000S)       $256,305   $278,112     $177,131
Per share: basic                             $  2.01   $      2.21  $      1.51
           diluted                           $  1.92   $      2.11  $      1.43
Net earnings ($000S)                        $127,426   $  81,326    $  63,633
Per share: basic                             $  1.00   $      0.65  $      0.54
           diluted                           $  0.95   $      0.62  $      0.51
================================================================================
(1) Cash flow from operations represents net earnings before depletion and depreciation, future income taxes, and other non-cash expenses.

Cash flow from operations in 2006 was $256.3 million as compared to $278.1 million in 2005, with lower commodity prices more than offsetting production gains. The negative effect of lower commodity prices on cash flow was reduced by realized gains of $36 million resulting from risk management activities during the year.

While cash flow from operations in 2006 declined from the prior year's level, net earnings of $127.4 million in 2006 actually increased from 2005 due to the positive effect of future income tax recoveries resulting from reductions in statutory corporate income tax rates and the unrealized gains from risk management activities. The impact of these items is summarized in the schedule of Operating Earnings presented below.

C.   OPERATING EARNINGS

Operating earnings is a non-GAAP measure that adjusts net earnings for non-operating items that Management believes reduce the comparability of our underlying financial performance between periods. The following Summary of Operating Earnings reconciles Net Earnings, determined in accordance with GAAP, to Operating Earnings and has been prepared to provide readers with information that is more comparable between periods.

SUMMARY OF OPERATING EARNINGS

-------------------------------------------------------------------------------
  Years ended December 31, ($000s, except
    per share amounts)                            2006        2005         2004
-------------------------------------------------------------------------------
  Net earnings, as reported                   127,426     $81,326      $63,633
  Non-operational items, after tax
    Unrealized foreign exchange (gain)            (550)     (6,339)    (11,821)
    Unrealized risk management (gain)          (18,027)     6,345        1,338
      loss
    Stock-based compensation                    5,974       3,682        2,094
    Tender costs on repurchase of
       9.90% notes                                  -      14,414            -
    Future income tax recovery due to
        income tax rate reductions            (49,655)     (5,764)      (8,359)
-------------------------------------------------------------------------------
  Operating earnings                          $65,168     $93,664      $46,885
  Per share:  basic                            $ 0.51      $ 0.75       $ 0.40
              diluted                          $ 0.49      $ 0.71       $ 0.38
===============================================================================

D.   REVENUE

Revenue in 2006 decreased 4% as result of a 15% decrease in realized prices, despite a 13% increase in production volumes.

-------------------------------------------------------------------------------
Years ended December 31,                2006           2005            2004
-------------------------------------------------------------------------------

AVERAGE PRODUCTION
  Natural gas (MMCF/D)                      142             131            123
  Liquids (BBLS/D)                        9,516           7,646          6,330
-------------------------------------------------------------------------------
  Total (BOE/D)                          33,187          29,424         26,876

BENCHMARK PRICES
  NYMEX (U.S.$/MMBTU)                 $    7.26       $    8.55     $     6.09
  AECO ($/GJ)                         $
     Monthly index                         6.21       $    8.04     $     6.44
     Daily index                      $               $    8.27     $     6.18
                                           6.19
  WTI (U.S.$/BBL)                     $   66.22       $   56.56     $    41.40
  Edmonton par ($/BBL)                $   72.77       $   68.72     $    52.37

REALIZED PRICES
  Natural gas ($/MCF)                 $    6.37       $     8.42    $     6.46
  Liquids ($/BBL)                         58.53            56.04         43.21
-------------------------------------------------------------------------------
  Total ($/BOE)                       $   44.05       $    51.95    $    39.82

REVENUE ($000S)
  Natural gas                         $ 330,349       $  401,468    $  291,565
  Liquids                               203,307          156,411       100,094
-------------------------------------------------------------------------------
  Total                               $ 533,656       $  557,879    $  391,659
===============================================================================


SUMMARY OF REVENUE INCREASES FROM PRODUCTION AND PRICING

-------------------------------------------------------------------------------
 ($000s)                           Natural Gas   Liquids Revenue  Total Revenue
            Revenue
-------------------------------------------------------------------------------

Reported 2005 revenue                  $401,468         $156,411    $  557,879
Increase in production volumes           26,427           39,951        66,378
Change in prices                        (97,546)           6,945       (90,601)
-------------------------------------------------------------------------------
REPORTED 2006 REVENUE                  $330,349         $203,307    $  533,656
===============================================================================

Overall production in 2006 rose 13% from the prior year. Natural gas volumes increased 8%, while liquids production increased 24% over 2005 volumes. The growth in liquids production is largely the result of our ongoing conventional crude oil exploration and development program at Cecil and Worsley. Unfortunately, the year over year decline in North American natural gas prices overwhelmed the growth in production volumes.

We market the majority of our natural gas production through a combination of daily and monthly indexed contracts and aggregator contracts. During 2006, approximately 11% of our natural gas production remained committed to longer term aggregator contracts which realized a price that was, on average, $1.31/mcf less than that received on non-aggregator volumes.

Our crude oil sales are priced based upon Edmonton postings and are typically sold on 30 day evergreen arrangements. Natural gas liquids are bid out on an annual basis to obtain the most favourable pricing. We sell our crude oil and natural gas liquids primarily to refineries and marketers of crude oil and natural gas liquids.

Periodically we enter into financial instrument contracts to hedge against price volatility in funding our capital expenditure programs. This activity is fully disclosed in the Risk Management and Financial Instrument sections of this MD&A. At present approximately 30% of our production is currently hedged through to October 31, 2007. Depending on market conditions, we may enter into additional hedges throughout the year with a goal of hedging approximately 50% of future production volumes before royalties.

E.   ROYALTIES

-------------------------------------------------------------------------------
Years ended December 31,
($000s, except where noted)               2006          2005          2004
-------------------------------------------------------------------------------
Crown royalties                            $100,230      $105,827      $75,477
Other royalties                              23,447        26,890       17,939
-------------------------------------------------------------------------------
Net royalties                              $123,677      $132,717      $93,416

Percentage of revenues                       23.2%          23.8%        23.9%
===============================================================================

Royalties are paid to various government entities and other land and mineral rights owners. Virtually all crown royalties are paid to the province of Alberta which has a royalty structure based upon commodity prices and well productivity, with higher prices and well productivity attracting higher royalty rates. Our royalty rate in 2006, as a percentage of revenue, decreased slightly from 2005 as a result of lower commodity prices in 2006.

We anticipate 2007 royalty rates will remain relatively consistent with prior years; however, this could change as the Alberta government has stated its intent to review the current royalty regime.

F.   OPERATING EXPENSES

-------------------------------------------------------------------------------
Years ended December 31,                 2006          2005          2004
-------------------------------------------------------------------------------
Operating expenses ($000S)                 $95,462        $66,802      $55,655
Operating expenses per boe ($/BOE)         $  7.88        $  6.22      $  5.66
===============================================================================

Cost pressures associated with an industry operating at maximum capacity resulted in increased operating costs during 2006 particularly when measured on a boe basis. Specific increases of note include salaries for field staff and contract operators and rising electricity prices. Additionally, liquids production increased 24% during the year as compared to the 8% increase in natural gas volumes. As the 2006 per unit operating expenses for liquids were approximately $3.60 per boe greater than natural gas per unit costs, the overall cost per boe rose to reflect the change in the oil/natural gas production mix.

With the current reduced level of activity in the industry, we are now beginning to see indications that cost inflation is moderating. With an increased emphasis on cost controls, we anticipate 2007 operating costs, on a unit of production basis, will remain similar to those experienced in 2006.

G.   TRANSPORTATION EXPENSES

-------------------------------------------------------------------------------
Years ended December 31,                    2006          2005          2004
-------------------------------------------------------------------------------
Transportation costs ($000S)                 $12,564        $10,858      $8,595
Transportation costs per boe ($/BOE)         $  1.04        $  1.01      $ 0.87
===============================================================================

We incur charges for the transportation of our production from the wellhead to the point of sale. Pipeline tariffs and trucking rates for liquids are primarily dependent upon production location and distance from the sales point. Regulated pipelines transport natural gas within Alberta at tolls approved by the government.

While higher transportation costs in 2006 resulted from a combination of increased trucking costs associated with additional crude oil production and surcharges associated with high fuel costs, the cost per boe remained relatively constant to the prior year.

H.   GENERAL AND ADMINISTRATIVE EXPENSES

-------------------------------------------------------------------------------
  Years ended December 31,
 ($000s, except where noted)                   2006         2005         2004
-------------------------------------------------------------------------------
  General and administrative
    expenses                                  $38,321      $34,638      $20,182
  Capitalized general and
   administrative expenses                     (9,625)     (11,158)      (2,982)
  Operator recoveries                          (2,465)      (2,257)      (1,985)
-------------------------------------------------------------------------------
  Total general and administrative expenses   $26,231      $21,223      $15,215

  General and administrative per boe ($/BOE)  $  2.17      $  1.98      $  1.55
===============================================================================

Employee costs associated with increased personnel levels, together with a general increase in remuneration necessary to attract and retain qualified personnel in a very competitive industry, were the main contributors to the increase in general and administrative expenses in 2006. Other increases included insurance and costs associated with ongoing regulatory compliance requirements. During 2006, we incurred expenses totaling $1.1 million relating to compliance requirements pursuant to the U.S. Sarbanes-Oxley Act of 2002 and Canadian Multilateral Instrument 52-109.

I.   INTEREST AND FINANCE CHARGES

-------------------------------------------------------------------------------
Years ended December 31,
($000s, except where noted)                  2006          2005          2004
-------------------------------------------------------------------------------
Interest on bank debt, net                  $15,356       $11,520        $9,662
Interest on Senior Notes                     35,880        20,912        21,281
-------------------------------------------------------------------------------
Interest expense                             51,236        32,432        30,943
Finance charges                               2,839         2,519         2,790
-------------------------------------------------------------------------------
Total interest and finance charges          $54,075       $34,951       $33,733
-------------------------------------------------------------------------------
Total interest and finance
  charges per boe ($/BOE)                   $  4.47      $  3.25        $  3.44
===============================================================================

-------------------------------------------------------------------------------
Weighted average annual debt
($000s, except where noted)                             2006           2005
-------------------------------------------------------------------------------
Bank debt                                               $254,476      $228,381
Effective interest rate                                    5.60%           4.23%

Senior notes (US$)                                      $412,802       $179,583
Effective interest rate                                    7.64%           9.50%
===============================================================================

Interest expenses relating to bank debt in 2006 increased from the prior year as a result of increased borrowings incurred to fund our 2006 capital program and overall floating interest rate increases. The decrease in the effective interest rate incurred on the Senior Notes resulted from the repurchase of the 9.90% Senior Notes issued in 2002 with a portion of the proceeds of the 7.625% Senior Notes issued in 2005. Our debt instruments are more fully described in Notes 5 and 6 to our consolidated financial statements.

J.   TENDER COSTS

-------------------------------------------------------------------------------
Years ended December 31, ($000s)                                       2005
-------------------------------------------------------------------------------
Premium payment                                                        $  7,814
Consent solicitation fee                                                  5,883
Reduction of deferred financing charges
   on repayment of 9.90% Senior Notes                                     7,053
-------------------------------------------------------------------------------
Total tender costs                                                     $ 20,750
-------------------------------------------------------------------------------

In November 2005, we completed a tender offer and con purchase our 9.90% Senior Notes due in 2009. 96% of the Senior Notes were tendered to the offer and purchased by the Company. The unamortized portion of deferred financing charges relating to the tendered portion of the 9.90% Senior Notes is included in tender costs. The remaining 4% of the Notes were purchased in 2006 pursuant to the call option provisions and no additional tender costs were incurred.

K.   NETBACKS

-------------------------------------------------------------------------------
                                                   2006       2005       2004
 Years ended December 31, ($/boe)
-------------------------------------------------------------------------------
 Realized price                                    $44.05     $51.95     $39.82
 Commodity hedge gain (loss)                         3.24      (0.90)     (0.93)
 Royalties                                         (10.21)    (12.36)     (9.50)
 Operating expenses                                 (7.88)     (6.22)     (5.66)
 Transportation                                     (1.04)     (1.01)     (0.87)
-------------------------------------------------------------------------------
 FIELD OPERATING NETBACK                           $28.16     $31.46     $22.86
-------------------------------------------------------------------------------
 General and administrative                         (2.17)     (1.98)     (1.55)
 Interest                                           (4.47)     (3.25)     (3.43)
 Current taxes                                          -      (0.47)     (0.28)
-------------------------------------------------------------------------------
 CASH FLOW NETBACK                                 $21.52     $25.76     $17.60
===============================================================================

L.   RISK MANAGEMENT

Our financial results are impacted by external market risks associated with fluctuations in commodity prices, interest rates, and the Canadian/U.S. exchange rate. We utilize various financial instruments for non-trading purposes to manage and mitigate our exposure to these risks. Our financial instruments are not designated for hedge accounting, and accordingly are recorded at fair value on the consolidated balance sheets, with subsequent changes recognized in consolidated net earnings.

Financial instruments utilized to manage risk are subject to periodic settlements throughout the term of the instruments. Such settlements may result in a gain or loss, which is recognized as a realized risk management gain or loss at the time of settlement.

The mark-to-market fair values of the financial instruments outstanding at the end of a reporting period reflect the values of the instruments based upon market conditions existing as of that date. Any change in the fair values of the instruments from that determined at the end of the previous reporting period is recognized as an unrealized risk management gain or loss. Unrealized risk management gains or losses may or may not be realized in subsequent periods depending upon subsequent moves in commodity prices, interest rates, or exchange rates affecting the financial instruments.

The mark-to-market fair value method of accounting for financial instruments and the recognition of unrealized gains and losses in determining earnings has introduced an additional element of volatility into our earnings that may not be particularly meaningful in assessing our financial performance.

Risk management gains and losses recognized in 2006 are outlined below.

-------------------------------------------------------------------------------
Year ended December 31,  ($000s)                   2006        2005       2004
-------------------------------------------------------------------------------
Commodity contracts
   Realized (gain) loss                         $(39,217)    $  9,663  $  9,151
   Unrealized (gain) loss                        (25,775)       5,136    (1,985)
Foreign currency contracts
   Realized (gain)                                (1,405)          -          -
Cross currency interest rate swap
   Realized loss (gain)                            4,423        (532)    (2,522)
   Unrealized (gain) loss                         (1,747)      5,035      4,164
-------------------------------------------------------------------------------
Total risk management (gain) loss              $(63,721)     $19,302   $  8,808
-------------------------------------------------------------------------------
Realized (gain) loss                           $(36,199)     $ 9,131   $  6,629
Unrealized (gain) loss                          (27,522)      10,171      2,179
--------------------------------------------- ---------   ---------- ----------
Total risk management (gain) loss              $(63,721)     $19,302   $  8,808
===============================================================================

M.   DEPLETION AND DEPRECIATION

-------------------------------------------------------------------------------
  Years ended December 31,                      2006        2005        2004
-------------------------------------------------------------------------------
  Total depletion and depreciation ($000S)      $143,057    $105,504    $82,554
  Depletion and depreciation per boe ($/BOE)    $  11.81    $   9.82     $ 8.39
===============================================================================

Accelerated capital programs and competition throughout the oil and gas industry during the year increased the demand and costs of goods and services. This increase in costs is reflected in higher finding, development, and on-stream costs which in turn, have resulted in an increase in depletion and depreciation rates on a boe basis in the current year in comparison to prior periods.

N.   FOREIGN EXCHANGE

The foreign exchange gain recognized on the consolidated statements of earnings results primarily from the translation of our U.S. dollar denominated Senior Notes into Canadian dollars. The Senior Notes are translated and recorded in the financial statements at the year end exchange rate, with any differences from prior measurements being recognized as an unrealized foreign exchange gain or loss.

The Canadian/U.S. exchange rate increased marginally to one Canadian Dollar being equal to U.S.$0.8581 as at December 31, 2006, from one Canadian Dollar being equal to U.S.$0.8577 at December 31, 2005, resulting in the recognition of a $1 million foreign exchange gain in 2006.

On November 22, 2005, pursuant to a tender offer, we repurchased U.S.$158 million of the 9.90% Senior Notes issued in 2002. As a result of the repurchase, we crystallized $62 million of the accumulated unrealized foreign exchange gains in 2005 that had previously been recognized with the strengthening of the Canadian dollar subsequent to the note issuance.

O.   STOCK-BASED COMPENSATION

-------------------------------------------------------------------------------
Years ended December 31,                         2006        2005        2004
-------------------------------------------------------------------------------
Options granted (000S)                            2,228       2,930       2,549
Weighted average fair value of
  options granted ($/SHARE)                      $ 6.90       $5.45       $3.70
Stock-based compensation expense
  recognized ($000S)                            $10,488      $5,903      $3,410
===============================================================================

We have a stock option plan for employees, Officers, and Directors. The plan is designed to attract, motivate, and retain outstanding individuals and to align their success with that of our Shareholders. The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model and the associated compensation expense is recognized over the vesting period.

During 2006, in recognition of the shortage of, and competition for, qualified personnel that currently exists within the industry, we implemented an Employee Retention Program in July 2006 for our existing employees, excluding Officers and Directors. Under the program, and contingent upon various conditions existing on July 1, 2007, including the market value of the Company's shares, we may incur additional compensation expense to a maximum amount of $4.2 million. For the year ended December 31, 2006, we have accrued $1.4 million in stock-based compensation in relation to this program.

P.   INCOME TAXES

Income taxes are recorded using the liability method of accounting. Future income taxes are calculated based on the difference between the accounting and income tax basis of an asset or liability. The classification of future income taxes between current and non-current is based upon the classification of the liabilities and assets to which the future income tax amounts relate. The classification of a future income tax amount as current does not imply a cash settlement of the amount within the following twelve month period.

i.   CURRENT INCOME TAXES

Current taxes decreased to nil in 2006 from $5 million in 2005 (2004 - $3 million) due partially to the elimination of federal capital tax effective January 1, 2006. Current taxes in 2005 also included $3 million related to the resolution of a Notice of Objection with respect to a corporate acquisition in a prior tax period. As a result of the reassessment resulting from resolution of the Notice of Objection, $7 million of tax deductible exploration expenses denied to the acquired corporation were added to our income tax pools as a positive offset to incurring the current liability. The resolution of this matter did not impact our total future income tax expense for 2006.

ii.  FUTURE INCOME TAXES

Future taxes in 2006 included a $50 million recovery as a result of reductions in the federal and Alberta corporate tax rates, which were enacted in the second quarter of 2006. The federal tax rate is to be reduced from 22.1% to 19% over a 3 year period starting January 1, 2008 and the Alberta tax rate was reduced from 11.5% to 10.0% effective April 1, 2006.

iii. CORPORATE TAX RATES

-------------------------------------------------------------------------------
Years ended December 31,                        2006        2005         2004
-------------------------------------------------------------------------------
Statutory rate                                     34.5%       37.6%       38.6%
Effective rate                                    (2.8)%       39.5%       35.0%
===============================================================================

A reconciliation of our effective tax rate to the statutory rate may be found in
Note 15a to the consolidated financial statements.

iv.  TAX POOLS

The   following   table   summarizes   our   estimated   tax  pool  balances  by
classification.

-------------------------------------------------------------------------------
                                                     AVAILABLE       MAXIMUM
                                                      BALANCE         ANNUAL
As at January 1, 2007                                 ($000S)       DEDUCTION
-------------------------------------------------------------------------------
Canadian exploration expense                           $169,735         100%
Canadian development expense                            421,500          30%
Canadian oil and natural gas property expense           260,146          10%
Undepreciated capital cost and financing costs          318,105         ~25%
-------------------------------------------------------------------------------
Total                                                $1,169,486
===============================================================================

A significant portion of our taxable income is generated by a wholly owned partnership. Consolidated earnings before income taxes include $259 million
(2005 - $263 million) of partnership earnings that will be included in the following year's income for income tax purposes. Future income taxes include $83 million (2005 - $94 million) as a result of this deferral of partnership earnings.

Based upon planned capital expenditure programs and current commodity price assumptions, it appears we will not incur current income taxes until at least 2010.

Q.   CAPITAL EXPENDITURES

SUMMARY OF CAPITAL EXPENDITURES

-----------------------------------------------------------------------------------------------------------
Years ended December 31,                      2006                    2005                    2004
-----------------------------------------------------------------------------------------------------------
                                         ($000S)         %       ($000s)      %          ($000s)      %
-----------------------------------------------------------------------------------------------------------
Drilling and completions                  $294,197      60        $318,502     66         $175,003      62
Land and seismic                            59,905      12          55,469     11           38,326      14
Facilities                                 137,409      28         109,729     23           68,861      24
-----------------------------------------------------------------------------------------------------------
Sub-total                                  491,511      100        483,700    100          282,190     100
Acquisitions and divestments, net           34,394                  28,575                  22,825
-----------------------------------------------------------------------------------------------------------
Sub-total                                  525,905                 512,275                 305,015
MPP                                            (31)                  1,261                  11,386
-----------------------------------------------------------------------------------------------------------
Total capital expenditures                $525,874                $513,536                $316,401
===========================================================================================================

Capital spending in 2006 was directed towards the continued development of our core natural gas resource plays in southern and central Alberta and our conventional oil play in the Peace River Arch.

Capital expenditures, before acquisitions and divestitures, in 2006 increased only marginally from 2005; however, they reflect overall cost inflation experienced in the industry during the year. We drilled a total of 274 net wells in 2006 at an average cost, to drill and complete, of $1,074,000 per well. In contrast, we drilled 334 net wells during 2005 at an average cost of $954,000 per well. Although not an entirely comparable analysis, as the mix of shallow, deep, and oil wells will also affect this comparison, this represents a 12.6% increase in drilling and completion costs, on a per well basis, in 2006 as compared to 2005.

Spending on production facilities increased $27.7 over 2005 and comprised 28% of our total capital program, before acquisitions and divestments as compared to 23% in 2005. Although we deferred a portion of our initial 2006 drilling program in deference to lower commodity prices and the inflationary cost environment, we continued with the majority of our planned expenditures relating to equipment and facilities. This spending should allow us to place new production on-stream more quickly in 2007.

Consistent with the focus on our natural gas resource plays, we expanded our land position and working interests in core areas through a number of acquisitions at a total cost of $34.4 million.

To assist in funding our capital programs, we entered into agreements for the divestment of two minor non-operated properties prior to year end. Net proceeds of $45.9 million relating to these divestments were received subsequent to December 31, 2006 and have not been recognized in 2006 net acquisition and divestment. Thesefunds were redeployed in the ongoing development of our resource plays and we plan to continue this strategy of capital redeployment in the future.

With the current slow-down in industry activity, we are beginning to see evidence of a reduction in the cost of certain goods and services. Costs are expected to moderate over the year in select areas which combined with our increased emphasis on capital discipline and cost control should have an overall positive affect on 2007 capital efficiencies.

4.   LIQUIDITY AND CAPITAL RESOURCES

-----------------------------------------------------------------------------------------------------------
As at December 31,  ($000s, except where noted)      2006           2006            2005           2004
                                                  PRO FORMA (3)
-----------------------------------------------------------------------------------------------------------
Working capital deficiency (1)                      $(24,706)        $21,163         $62,116      $    603
Bank debt                                             330,000        330,000         177,900       220,000
Senior term notes                                     524,385        524,385         357,640       198,594
-----------------------------------------------------------------------------------------------------------
Total indebtedness                                   $829,679       $875,548        $597,656      $419,197

Capital stock                                        $231,992       $231,992        $226,444      $135,526
Contributed surplus                                    16,974         16,974           9,173         3,840
Retained earnings                                     485,158        485,158         360,719       284,712
-----------------------------------------------------------------------------------------------------------
Shareholders' equity                                                $734,124        $596,336      $424,078

Debt to cash flow from operations (2)                     3.2            3.4             2.2           2.4
Debt to book capitalization                               53%            54%             50%           50%
Debt to market capitalization                             38%            39%             22%           25%
===========================================================================================================

(1) Excludes unrealized risk management items net of related future income taxes.
(2)  Based on trailing 12 month cash flow from operations
(3) In December 2006, Compton entered into agreements for the sale of two minor, non-core properties that generated net proceeds of $45.9 million, all of which were received in the first quarter of 2007. The effective dates of these sales were as of year end. Accordingly, we excluded these properties from the December 31, 2006 reserve report, the details of which are set out in the Annual Information Form and elsewhere in the Annual Report. Canadian Generally Accepted Accounting Principles require that we recognize the transactions as at dates of closing in 2007. The pro forma numbers presented above reflect the effect of the receipt of the net proceeds of $45.9 million as at December 31, 2006, consistent with the presentation of reserves data as set out in the Annual Information Form.

In November 2006, we expanded our banking syndicate adding four additional banks including several U.S. based banking institutions. Concurrent with the increase in syndicate members, we increased our authorized senior secured facilities to $500 million consistent with the Company's borrowing base. The terms and conditions of the increased facilities remain the same as those established upon renewal of the facilities in July 2006. Our borrowing base is determined based upon year end reserves. With the increase in 2006 reserves over 2005, we anticipate the borrowing base will increase. We do not, however, expect to request an increase in our authorized credit facilities at this time.

Our corporate debt is structured to provide us with financial flexibility. Of our existing debt, 61% consists of Senior Notes that are not due until 2013, giving us the ability to draw on our senior secured credit facilities to assist in funding our planned 2007 capital program.

During the fourth quarter of 2006, we entered into agreements for the sale of two minor, non-core properties. The sale of these properties were recorded in 2007 concurrent with the closing of sales. We are also pursuing the monetization of $25 million of production facilities that are expected to close in early April 2007. The sale of additional non-core properties and certain major conventional oil properties remains a potential source of funds for the continued development of our overall natural gas resource play strategy.

We believe internally generated cash flow from operations, proceeds from property dispositions, and funds available through our expanded credit facilities will be more than sufficient to fund our planned 2007 capital program, while still maintaining an appropriate capital structure.

A.   CONTRACTUAL OBLIGATIONS

As part of normal business, we have entered into arrangements and incurred obligations that will impact our future operations and liquidity, some of which are reflected as liabilities in the consolidated financial statements. The following table summarizes our contractual obligations as at December 31, 2006.

----------------------------------------------------------------------------------------------------
                                                             PAYMENTS DUE BY PERIOD
($000s)                                  LESS THAN 1 YEAR  1-3 YEARS    4-5 YEARS      AFTER 5 YEARS
----------------------------------------------------------------------------------------------------
Operating leases                              $  3,737         $ 6,211            -                -
Office facilities                               $3,509         $14,523       $9,600          $24,000
MPP partnership distributions                   $9,172         $12,229            -                -
----------------------------------------------------------------------------------------------------
Total                                          $16,418         $32,963       $9,600          $24,000
====================================================================================================

We have the ability and the intention to extend the term of our bank borrowings and therefore repayment of the facility is not included in the schedule of contractual obligations above.

5.   OUTLOOK AND GUIDANCE FOR 2007

Consistent with general industry thinking, we are of the opinion that natural gas prices will strengthen significantly during 2007. We are also of the opinion that the cost of specific goods and services will moderate during the year.

In the interim, we believe it prudent to move forward with a relatively moderate capital spending program. During 2007, the majority of our activities will focus on the continued development and delineation of our natural gas resource plays. We will concentrate on development drilling and the acceleration of on-stream timing with a view to production growth. At the same time, increased emphasis will be placed on capital discipline and efficiency. Equally important is our need to increase our complement of qualified personnel for the expansion of operations necessary to realize on our opportunities in an efficient manner. We view the current reduction in industry activity as an opportunity to attract additional staff in preparation for increased drilling programs in the last half of 2007 and into 2008.

The following section summarizes our plans and guidance for 2007.

SUMMARY OF 2007 GUIDANCE

-------------------------------------------------------------------------------
                                                            2007 BUDGET RANGE
-------------------------------------------------------------------------------
Capital expenditures ($MILLIONS)                                     $375
Gross wells                                                           330
Average production - total boe/d                               37,000 to 38,000
Cash flow from operations ($MILLIONS)                            $310 to $320
===============================================================================

Our 2007 projected cash flow from operations is based upon the following pricing assumptions:

-------------------------------------------------------------------------------
                                      BENCHMARK                  REALIZED
-------------------------------------------------------------------------------
Natural gas                            AECO Cdn $7.30/GJ          Cdn $7.50/mcf
Crude oil ($/bbl)                    WTI U.S. $62.00/bbl         Cdn $60.00/bbl
===============================================================================

The average Canadian/U.S. exchange rate is budgeted at $0.89 U.S. = $1.00 Cdn.

A.   CASH FLOW SENSITIVITIES FOR 2007

-------------------------------------------------------------------------------
($millions) Change in Cash Flow
-------------------------------------------------------------------------------
Change of Cdn $0.25/mcf in the benchmark
  AECO natural gas price                                                    $12
Change of U.S. $1.00/bbl in the benchmark
  WTI oil price                                                              $2
===============================================================================

In the event of significant decreases in commodity prices, increases in exploration costs, or an overall economic downturn, our capital expenditure program can be readily modified.

ADDITIONAL DISCLOSURES

A.   CONTROLS AND PROCEDURES

With respect to disclosure controls and procedures and internal control over financial reporting, we are required to comply with the U.S. Sarbanes-Oxley Act of 2002 and Canadian Multilateral Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings. These regulations are substantially the same. However, the most significant difference is the U.S. requirement for the registered public accounting firm that audits our financial statements, included in our annual report, to issue an attestation report on our assessment of internal control over financial reporting. There is no corresponding Canadian attestation requirement.

There are certain procedural and wording differences between the U.S. and Canadian certifications. We have chosen to file the form of certification pursuant to Section 302 of the Sarbanes-Oxley Act with the U.S. Securities and Exchange Commission ("SEC") and Form 52-109 F1, Certification of Annual Filings, with the Ontario Securities Commission ("OSC").

We have complied with both the U.S. and Canadian requirements in respect of disclosure controls and procedures and internal control over financial reporting and our report is below.

i.   MANAGEMENT'S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The term "disclosure controls and procedures" is defined, under Rule 13a-15(d) of the Exchange Act, as controls and other procedures that are designed to ensure both non-financial and financial information required to be disclosed by us in our periodic reports is recorded, processed, summarized, and reported within the time periods required. This information is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosures. The definition of disclosure controls and procedures with respect to Canadian Multilateral Instrument 52-109 is substantially the same.

As indicated in our certifications filed with the SEC and OSC, we completed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006, under the supervision and with the participation of our Management, including our President & CEO and VP Finance & CFO. Based upon our evaluation, we concluded our disclosure controls and procedures were effective in all material respects.

ii.  MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, including our President & CEO and VP Finance & CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The term "internal control over financial reporting" is defined, under both Rule 13a-15(f) of the Exchange Act and Canadian Multilateral Instrument 52-109, as processes designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with GAAP. These controls include policies and procedures that:

     1. Pertain to the maintenance of our records, that accurately and fairly reflect the transactions and dispositions of our assets;

     2. Provide reasonable assurance that transactions are recorded to be able to prepare our financial statements in accordance with GAAP, and that our receipts and expenditures are made only in accordance with authorizations of our management and directors; and

     3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets, which could have a material effect on our financial statements.

We completed an evaluation of the effectiveness of the design and operation of our internal control over financial reporting under the supervision, and with the participation, of our Management, including our President & CEO and VP Finance & CFO. We conducted our evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, also known as COSO. Based upon our evaluation, we have concluded that, as of December 31, 2006, the internal control over financial reporting were effective in all material respects.

Our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 was audited by Grant Thornton LLP Chartered Accountants, the independent registered public accounting firm which also audits our financial statements.

iii. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

B.   CRITICAL ACCOUNTING ESTIMATES

Accounting estimates require us to make assumptions regarding matters that are uncertain at the time the estimate is made and may have a material impact on our financial condition. A comprehensive discussion of our significant accounting policies may be found in Note 1 to the consolidated financial statements.

i.   OIL AND NATURAL GAS RESERVES

The independent petroleum engineering and geological consulting firm of Netherland, Sewell & Associates, Inc. evaluated and reported on 94% of our oil and natural gas reserves and audited the Company's internal evaluation of the remainder.

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. We expect that our estimates of reserves will change with updated information from the results of future drilling, testing, or production levels. Such revisions could be upwards or downwards. Reserve estimates have a material impact on depletion and depreciation, asset retirement obligations, and impairment costs, all of which could possibly have a material impact on our consolidated net earnings.

ii.  DEPLETION

Capitalized costs and estimated future expenditures to develop proved reserves, including abandonment costs, are depleted based on the proportion of estimated proved oil and natural gas reserves produced during the year compared to total proved reserves. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If it is determined that properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized.

In 2006, we incurred $143 million of depletion and depreciation. If our proved reserves were to increase by 5%, our depletion and depreciation expense would decrease by $1.6 million and consolidated net earnings after tax would increase by $1.1 million. If our proved reserves were to decrease by 5%, our depletion and depreciation expense would increase by $1.9 million and consolidated net earnings after tax would decrease by $1.2 million.

iii. IMPAIRMENT

In applying the full cost method of accounting, we periodically calculate a ceiling or limitation on the amount that property and equipment may be carried for on the consolidated balance sheets. An impairment exists if the undiscounted future net cash flows from proved reserves at future commodity prices plus the cost of undeveloped properties is less than the carrying value of the capitalized costs. As at December 31, 2006, the ceiling amount calculated was $2.7 billion (2005 - $2.5 billion) in excess of the carrying value of the costs capitalized.

If an impairment is found to exist, the impaired properties are written down to their fair value. The fair value of the assets is calculated based on future net cash flows from proved plus probable reserves, discounted at a risk free interest rate using future commodity prices, plus the cost of undeveloped properties. An impairment may result in a material loss for a particular period; however, future depletion and depreciation expense would be reduced as a result.

Assumptions about reserves and future prices are required to calculate future net cash flows. The assumptions made to estimate reserves have been discussed above. There is significant uncertainty regarding forecasting future commodity prices due to economic and political uncertainties. Future prices are derived from a consensus of price forecasts among recognized reserve evaluators. Estimates of future cash flows assume a long term price forecast and current operating costs per boe plus an inflation factor.

It is difficult to determine and assess the impact of a decrease in proved reserves on impairment. The relationship between reserve estimates and the estimated undiscounted cash flows, and the nature of the property-by-property impairment test is complex. As a result, it is not possible to provide a reasonable sensitivity analysis of the impact that a reserve estimate decrease would have on impairment. No material downward revisions to our reserves are anticipated.

iv.  ASSET RETIREMENT OBLIGATION

We recognize the fair value of estimated asset retirement obligations on the consolidated balance sheet when a reasonable estimate of fair value can be made. Asset retirement obligations include those legal obligations where we will be required to retire tangible long term assets such as well sites, pipelines, and facilities. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long term assets. Increases in the asset retirement obligations resulting from the passage of time are recorded as accretion of asset retirement obligations in the consolidated statement of earnings. Amounts recorded for asset retirement obligations are subject to uncertainty associated with the method, timing, and extent of future retirement activities. Actual payments to settle the obligations may differ from estimated amounts.

C.   RECENT ACCOUNTING PRONOUNCEMENTS

In 2005, the Canadian Institute of Chartered Accountants (CICA) issued three new accounting standards: Handbook Section 1530, COMPREHENSIVE INCOME, Handbook
Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT,  and Handbook
Section 3865, HEDGES. The new standards introduce the Consolidated Statement of Comprehensive Income which is used to temporarily provide for gains and losses including foreign currency translation adjustments and other amounts arising from changes in fair value until they are realized and recorded in net income. As well, all financial instruments, including derivatives, are to be included in our Consolidated Balance Sheet and measured at fair value. In certain situations assets that are classified as held to maturity will continue to be measured at cost. The new standards also include further clarification on the application of hedge accounting which will have no
impact  on  our  financial   statements  which  currently  use   mark-to-market
accounting for derivative instruments. These new standards are effective for fiscal years beginning on or after October 1, 2006 and early adoption is permitted. We have assessed the impact of these new accounting standards on the consolidated financial statements at January 1, 2007 and have determined that:

o The balance in deferred financing charges will no longer be disclosed separately but will be netted against the corresponding Senior Notes.

o The deferred risk management loss will become an adjustment to opening retained earnings.

o The presentation of accumulated other comprehensive income will be similar to the presentation of United States accounting principles and reporting included in Note 20 to the Consolidated Financial Statements.

o The measurement and recording of financial instruments at fair value will not have a material impact on our Consolidated Financial Statements.

In July 2006, the CICA replaced Handbook Section 1506, "ACCOUNTING CHANGES" with a new Section 1506, "ACCOUNTING CHANGES" to harmonize with International Accounting Standards for the accounting and disclosure of changes in accounting estimates and errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. In addition, voluntary changes in accounting policy are made only if they result in the financial statements providing reliable and more relevant information. New disclosure is required for changes in accounting policies, changes in accounting estimates and correction of errors. The standard is effective for fiscal years beginning on or after January 1, 2007 and we do not expect the application of this revised standard to have a material impact on our consolidated financial statements.

In December 2006, the CICA issued two new accounting standards: Handbook Section 3862, "FINANCIAL INSTRUMENTS - DISCLOSURES" and Section 3863, "FINANCIAL INSTRUMENTS - PRESENTATION". The new standards will require increased disclosure of financial instruments with particular emphasis on the risks associated with recognized and unrecognized financial instruments and how those risks are managed. The standards are effective for fiscal years beginning on or after October 1, 2007 and we are currently assessing the impact on the consolidated financial statements.

In December 2006, the CICA issued a new accounting standard: Handbook Section 1535, "CAPITAL DISCLOSURES", requiring disclosure of information about an entity's capital and the objectives, policies, and processes for managing capital. The standard is effective for fiscal years beginning on or after October 1, 2007 and we are currently assessing the impact on the consolidated financial statements.

D.   RISK MANAGEMENT

Our operations are subject to risks inherent to the oil and natural gas industry. We are exposed to financial risks including fluctuations in commodity prices, currency exchange rates, interest rates, credit ratings, and changing expenditure costs due to shifts in market conditions. We take specific measures to manage these risks, particularly those impacting cash flow from operations.

A more  detailed  discussion  of risk  factors is  presented  in our most recent
Annual Information Form, filed with securities regulatory authorities on or before March 30, 2007 on WWW.SEDAR.COM.

i.   COMMODITY PRICE RISK MANAGEMENT

We enter into commodity price contracts to actively manage risk associated with price volatility to protect cash flow from operations required to fund our capital program. We use costless collars as well as balancing physical and financial contracts in terms of volumes, timing of performance, and delivery obligations to manage risk. Net open positions may exist or may be established to take advantage of market conditions. Net earnings for the year ended December 31, 2006, include realized and unrealized gains of $65 million (2005 - $15 million loss) on these transactions.

The following table outlines commodity hedge transactions in place at December 31, 2006 together with transactions entered into subsequent to the year end:

-----------------------------------------------------------------------------------------------------------
COMMODITY                     TERM                   AMOUNT               AVERAGE PRICE           INDEX
-----------------------------------------------------------------------------------------------------------
Natural gas
  Collar          Nov. 2006 - Mar. 2007             40,000 GJ/d        Cdn$8.03 - $10.62          AECO
  Collar          Apr. 2007 - Oct. 2007             45,000 GJ/d         Cdn$6.61 - $8.77          AECO

Crude oil

  Collar          Jan. 2007 - Dec. 2007            3,000 bbls/d        U.S.$75.00 - $84.55        WTI
===========================================================================================================

ii.  FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT

We are exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. Commodity prices are based on U.S. dollar benchmarks that result in our realized price being influenced by the Canadian/U.S. currency exchange rate. Should the Canadian dollar strengthen compared to the U.S. dollar, the negative effect on net earnings would be partially offset by foreign exchange gains on our U.S. dollar denominated Senior Notes. Conversely, should the Canadian dollar weaken compared to the U.S. dollar, the positive effect on net earnings would be partially offset by foreign exchange losses on our U.S. dollar denominated Senior Notes. Cash flow from operations is not impacted by the effects of currency fluctuations on our U.S. dollar denominated Senior Notes.

iii. INTEREST RATE RISK MANAGEMENT

Concurrent with the closing of our 9.90% Senior Notes offering in May of 2002, we entered into a cross currency interest rate swap. The swap, which converted fixed rate U.S. dollar interest obligations into floating rate Canadian dollar interest obligations, was entered into to fix the exchange rate on interest payments and take advantage of lower floating interest rates. On repurchase of the majority of 9.90% Senior Notes in November 2005, we elected not to collapse the swap and incur the associated costs of $12 million. The swap remains outstanding and at December 31, 2006, we valued the liability relating to future unrealized losses on the swap arrangement to be $11 million (2005 - $15 million) determined on a mark-to-market basis. The loss associated with the swap has resulted primarily from the strengthening of the Canadian dollar. Should the Canadian dollar continue to increase against the U.S. dollar, the loss could increase further; alternatively if the Canadian dollar were to weaken the loss would be reduced. Cash settlements of the swap positions are made semi-annually and losses realized will be recorded over the remaining term of the swap agreement which expires in May 2009.

E.   SELECTED QUARTERLY INFORMATION

The following tables set out selected quarterly financial information for the last two fiscal years.

------------------------------------------------------------------------------------------------------------
                                                            THREE MONTHS ENDED                  YEAR ENDED
------------------------------------------------------------------------------------------------------------
                                             MARCH 31,      JUNE 30,     SEPT. 30,  DEC. 31,     DEC. 31,
($000s, except where noted)                     2006          2006          2006       2006        2006
------------------------------------------------------------------------------------------------------------
Average production (BOE/D)                       34,029        32,645       32,843      33,245        33,187
Average pricing ($/BOE)                       $   48.21     $   44.85    $   41.33    $  41.82     $   44.05

Total revenue                                 $ 147,644     $ 133,224     $124,886    $ 127,902    $ 533,656
Cash flow from operations                     $  73,596     $  67,326     $ 60,120    $  55,263    $ 256,305

Per share: basic                              $    0.58     $    0.53     $   0.47    $   0.43     $   2.01
           diluted                            $    0.55     $    0.50     $   0.45    $   0.42     $   1.92

Operating earnings                            $  22,249     $  17,947     $ 13,150    $ 11,822     $ 65,168

Net earnings (loss)                           $  38,002     $  68,744     $ 30,717    $(10,037)    $ 127,426

Per share: basic                              $    0.30     $    0.54     $   0.24    $  (0.08)    $   1.00
           diluted                            $    0.28     $    0.51         0.23    $  (0.08)    $   0.95
============================================================================================================

During the second half of 2006, lower realized commodity prices from those experienced during the first half of the year resulted in reduced revenue, cash flow, and operating earnings. Production increases in the third and fourth quarter were more than offset by the reduction in commodity prices. The negative effect of lower commodity prices on cash flow was reduced by realized gains of $36 million from risk management activities. Net earnings for the nine months ended September 30, 2006 benefited from an unrealized foreign exchange gain of $19.1 million, after tax, and an income tax recovery of $35 million. Net earnings in the fourth quarter were negative due to the reversal of unrealized foreign exchange gains recorded in prior quarters, as the result of the weakening of the Canadian dollar compared to the U.S. dollar.

---------------------------------------------------------------------------------------------------------------
                                                             Three Months Ended                     Year Ended
---------------------------------------------------------------------------------------------------------------
                                                March 31,    June 30,      Sept. 30,    Dec. 31,     Dec. 31,
($000s, except where noted)                      2005          2005           2005         2005        2005
---------------------------------------------------------------------------------------------------------------
Average production (BOE/D)                        28,714         28,877        29,041      31,042        29,424
Average pricing ($/BOE)                         $  41.25       $  46.33      $  54.31   $   64.58     $  51.95

Total revenue                                   $106,589       $121,748      $145,114   $ 184,428     $ 557,879
Cash flow from operations                       $ 52,277       $ 62,006      $ 74,189   $  89,640     $ 278,112

Per share: basic                                $   0.43       $   0.49      $   0.58        0.71     $    2.21
           diluted                              $   0.41       $   0.47      $   0.56   $    0.67     $    2.11

Operating earnings                              $ 15,534       $ 18,923      $ 25,794   $  33,413     $  93,664

Net earnings                                    $ 10,059       $ 22,034      $ 11,127   $  38,106     $  81,326
Per share: basic                                $   0.08       $   0.18      $   0.09   $    0.30     $    0.65
           diluted                              $   0.08       $   0.17      $   0.08   $    0.29     $    0.62
===============================================================================================================

As compared to 2004, total revenue increased throughout 2005 as the result of high commodity prices and increasing production volumes. Average production increased in the third and fourth quarters, after abnormally wet weather in the summer restricted access in Southern Alberta resulting in flat production volumes in the second quarter. Quarterly net earnings fluctuated due to non-operational items such as unrealized risk management gains and losses and unrealized foreign exchange losses.

F.   SELECTED ANNUAL INFORMATION

-------------------------------------------------------------------------------
Years ended December 31, ($000s)       2006            2005            2004
-------------------------------------------------------------------------------
Total revenue                         $  533,656       $   557,879   $  391,659
Net earnings                          $  127,426       $   81,326    $   63,633
Per share: basic                      $     1.00       $     0.65    $     0.54
           diluted                    $     0.95       $     0.62    $     0.51
Total assets                          $2,147,472       $1,758,098    $1,330,611
Total long term financial
   liabilities                        $  854,385       $  535,540    $  198,594
===============================================================================

Total revenue in 2006 was marginally lower than 2005 with increases in production being more than offset by reduced commodity prices. Net earnings in 2006 increased $46.1 million over 2005 primarily as a result of risk management gains that offset the reduction in revenue and increases in expenses. Long term financial obligation in 2006 increased over 2005 as a result of increased borrowings to fund the capital programs.

Total revenue in 2005 was higher than in the previous year due to a combination of increased production and higher commodity prices. Net earnings in 2005 increased 28% from 2004, but was reduced by non-recurring costs of $14 million ($21 million before taxes) relating to the repurchase of U.S.$158 million of 9.90% Senior Notes. Total assets increased from the prior year primarily due to capital expenditures of $514 million. The change in long term financial liabilities at December 31, 2005 resulted from issuing U.S.$300 million Senior Notes and reclassifying bank debt as long term.

G.   TRADING AND SHARE STATISTICS

As at March 19, 2007 there were 128,569,676 common shares outstanding as well as 12,430,677 stock options.

------------------------------------------------------------------------------------------------------------
                                                          2006                  2005(1)            2004
                                                     TSX         NYSE       TSX         NYSE        TSX
------------------------------------------------------------------------------------------------------------
Average daily trading volume (000S)                 545,489     115,450    736,416     138,288      674,764
Share price ($/SHARE)
  High                                               $19.24    US$16.74     $18.66    US$16.11       $11.43
  Low                                                $10.20    US$ 9.04      $9.80    US$14.15        $5.89
  Close                                              $10.65    US$ 9.12     $17.10    US$14.65       $10.85

Market capitalization at December 31 ($000S)             $1,368,557            $2,176,197        $1,273,290
Shares outstanding (000S)                                   128,503               127,263           117,354
============================================================================================================

(1)  Trading on the New York Stock Exchange commenced on December 5, 2005.

6.   FURTHER INFORMATION

Additional information, including our Annual Information Form, is available on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") at WWW.SEDAR.COM.

A.   FORWARD LOOKING STATEMENTS

Certain  information  contained herein  constitutes  forward looking  statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact, including statements regarding (i) cash flow, production, capital expenditures and planned wells in 2007, and (ii) other risks and uncertainties described from time to time in the reports and filings made by us with securities regulatory authorities. Although we believe that the expectations reflected in such forward looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward looking statements not to be correct, including risks and uncertainties inherent in our business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards and mechanical failures, uncertainties in the estimates of reserves and in projections of future rates of production and timing of development expenditures, general economic conditions, the actions or inactions of third party operators and regulatory pronouncements. We may, as considered necessary in the circumstances, update or revise forward looking information, whether as a result of new information, future events, or otherwise. Our forward looking statements are expressly qualified in their entirety by this cautionary statement.

B.   NON-GAAP FINANCIAL MEASURES

Included in the MD&A and elsewhere in this report are references to terms used in the oil and gas industry such as cash flow from operations, cash flow per share and operating earnings. These terms are not defined by GAAP in Canada and consequently are referred to as non-GAAP measures. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.

Cash flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of our performance or liquidity. Cash flow from operations is used by us to evaluate operating results and our ability to generate cash to fund capital expenditures and repay debt.

Operating earnings represents net earnings excluding certain items that are largely non-operational in nature and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP. Operating earnings is used by us to facilitate comparability of earnings between periods.

C.   USE OF BOE EQUIVALENTS

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the plant gate where we sell our production volumes and therefore may be a misleading measure if used in isolation.